EXHIBIT A

Investment Advisory Agreement

Between SSGA Funds Management, Inc. and The Select Sector SPDR® Trust

As consideration for the Adviser’s services to each of the following Funds, the Adviser shall receive from each Fund a unitary fee, accrued daily at the rate of 1/365th of the applicable fee rate and payable monthly on the first business day of each month, of the following annual percentages of the Fund’s average daily net assets during the month.

The Adviser will pay all of the expenses of each Fund below except for the advisory fee, amounts payable pursuant to any plan adopted in accordance with Rule 12b-1 (if any), brokerage expenses, taxes, interest, fees and expenses of the Independent Trustees (including any Trustee’s counsel fees), litigation expenses and other extraordinary expenses.

Fund	Annual % of average daily net assets
State Street® Communication Services Select Sector SPDR® Premium Income ETF	0.35%
State Street® Consumer Discretionary Select Sector SPDR® Premium Income ETF	0.35%
State Street® Consumer Staples Select Sector SPDR® Premium Income ETF	0.35%
State Street® Energy Select Sector SPDR® Premium Income ETF	0.35%
State Street® Financial Select Sector SPDR® Premium Income ETF	0.35%
State Street® Health Care Select Sector SPDR® Premium Income ETF	0.35%
State Street® Industrial Select Sector SPDR® Premium Income ETF	0.35%
State Street® Materials Select Sector SPDR® Premium Income ETF	0.35%
State Street® Real Estate Select Sector SPDR® Premium Income ETF	0.35%
State Street® Technology Select Sector SPDR® Premium Income ETF	0.35%
State Street® Utilities Select Sector SPDR® Premium Income ETF	0.35%
State Street® S&P 500® Consumer Discretionary Market Sector SPDR® ETF	0.12%
State Street® S&P 500® Consumer Staples Market Sector SPDR® ETF	0.12%
State Street® S&P 500® Energy Market Sector SPDR® ETF	0.12%
State Street® S&P 500® Technology Market Sector SPDR® ETF	0.12%

Dated October 13, 2026